Exhibit 24(b)(4)(b)

             Individual Retirement Annuity Endorsement (END00101NY)

                        AUSA LIFE INSURANCE COMPANY, INC.



                    INDIVIDUAL RETIREMENT ANNUITY ENDORSEMENT

--------------------------------------------------------------------------------

This Endorsement is part of the Contract. The Contract as amended is intended to qualify as an individual retirement annuity under Section 408(b) of the Internal Revenue Code of 1986, as amended (the "Code"). The following provisions apply and replace any contrary provisions of the Contract. The Owner will be responsible for determining that contributions and distributions under this Contract comply with the following provisions:

(1) The Owner must be the Annuitant. Any provision of the Contract that would allow joint ownership, or that would allow more than 1 person to share distributions, is deleted.

(2) The Contract is not transferable or assignable (other than pursuant to a divorce decree in accordance with applicable law) and is established for the exclusive benefit of the Owner and the Owner's beneficiaries. It may not be sold, assigned, alienated, or pledged as collateral for a loan or as security.

(3)      The Owner's entire interest in the Contract shall be nonforfeitable.

(4) Purchase payments shall be in cash. Except for purchase payments that are rollover contributions described in Sections 402(a)(5), 402(a)(6)(F), 402 (a)(7), 403(a)(4), 403(b)(8) and 408(d)(3) of the
         Code, purchase payments for any calendar year may not exceed $2,000 (or other applicable limit specified in the Code).

(5) Distributions must commence no later than April 1 of the calendar year following the calendar year in which the Owner attains age 70 1/2 and shall be payable in substantially equal amounts, no less frequently than annually, in a form and manner that accords with Code section 408(b)(3) and the regulations thereunder; provided that distributions are not required to commence under this Contract so long as distributions in the required form and amount are received from any other individual retirement plans maintained by the Owner.

(6) (a) If the Owner dies after distribution of the Owner's interest in the Contract has commenced, the remaining interest in the Contract will continue to be distributed at least as rapidly as under the method of distribution being used prior to the Owner's death.

         (b) If the Owner dies before distribution has begun, the entire interest in the Contract must be distributed at a time and in a form and manner that accords with Code section 408(b)(3) and the regulations thereunder.

(7) We reserve the right to amend this Contract or Endorsement to the extent necessary to qualify as an individual retirement annuity for federal income tax purposes.


(8)      This Endorsement is effective as of the Contract Date.

Except as otherwise set forth above, this Endorsement is subject to the exclusions, definition, and provisions of the Contract.

--------------------------------------------------------------------------------

Signed for us at our Office in Clearwater, Florida.


 /s/ Craig D. Vermie                                  /s/ Tom A. Schlossberg
         Secretary                                            President